2020 Annual Report See Brilliantly

Four Things We Are Doing During COVID-19
Standing behind our associates
Ensuring critical supply of our products
Promoting the safe use of our products
Staying committed to our core principles

As the world faces a threat that cannot be seen, Alcon remains fully committed to serving the eye care professionals, patients and customers who depend on us. We are united behind a noble mission of empowering people around the world to
See Brilliantly.
Read more at alcon.com/info

Table of Contents	ii	Message from the Board Chair
	iv	Message from the CEO
	vi	Market Overview
	viii	Financial Highlights
	x	Portfolio Update
	xii	2020 Strategic Update
	xiii	Innovation
	xiv	Keeping Our Associates, Customers and Patients Safe and Connected

Dear Shareholder,
At Alcon, we are driven by our purpose of helping people See Brilliantly. This mission has guided us in our journey to become one of the world’s leading eye care companies and one of a few dedicated exclusively to eye health. We are committed to serving a universal public good that is critical to quality of life and delivers significant economic benefits to society.
2020 was our first full year as an independent company, following our separation from Novartis in 2019. While a global pandemic cast a shroud over nearly everything in the year, I could not be more proud of how Alcon responded to the unprecedented challenges COVID-19 visited on all of our stakeholders. Importantly, we kept all of our associates fully employed while eschewing any government assistance. We prioritized the safety of our associates, while finding new ways to meet customer and patient needs and progressing our strategic priorities. The pandemic has caused significant slow-downs in the markets we serve as widespread shutdowns and localized restrictions caused the deferral of surgical procedures and significant disruption for our customers. Despite this, Alcon exits 2020 as a stronger company, having delivered cutting-edge technology to the market and increased market shares, while continuing to feed our creative engine.
As we accelerate our product pipeline, innovation expands our ability to address significant unmet needs around the world and make a significant positive impact on quality of life. More than ever, this mission guides us as we pursue our plans for sustainable growth. Against the backdrop of COVID-19, we have continued to expand the frontiers of sight-saving and vision-restoring products and services, and our product pipeline to fuel our future growth is among the strongest in Alcon's history.
As a newly independent company in 2019, we had the rare opportunity to select an entirely new Board. The level of engagement and energy our Board of Directors brings to their areas of responsibility, and their resiliency as Board and Committee meetings moved to virtual across multiple international time zones has been extraordinary. This highly qualified Board has brought rich experience and diversity of thought to the boardroom and has been extremely collaborative in their interactions with each other and with the Alcon management team.
On behalf of the Alcon Board, I have participated in dozens of outreach calls with investors and stewardship teams since our separation. I believe these connections are vital as we share perspectives on important topics around Alcon’s governance. In these discussions, I have highlighted Alcon’s ESG focus. This year, to allow for greater focus by the Board on ESG matters, we created a separate Governance and Nomination Committee. A major milestone this year was the publication of our first Corporate Responsibility Report, where we shared our approach to managing our ESG priorities.

“We are committed to serving a universal public good that is critical to quality of life and delivers significant economic benefits to society.”

ii	Alcon Annual Report 2020

Finally, our people are at the heart of our company. I am proud of our team’s commitment to our stakeholders and the way we have managed the business through a period of significant change and uncertainty. The progress we have made this year brings us closer to completing an important step in Alcon’s history. With the completion of our separation journey, we are starting a new chapter with a solid foundation for long-term growth, and an exciting pipeline of innovation for ophthalmology and optometry for the next decade.
I thank you for your continued interest and support of Alcon.

Yours sincerely,
F. Michael Ball
Chair

Our Stakeholders

	Patients Customers		Associates Communities

Investors		Ophthalmologists Optometrists Eye Care Professionals		Research Partners Suppliers

Alcon Annual Report 2020	iii

Dear Shareholder,
2020 will be remembered as a year when the ordinary became extraordinary. Frontline workers kept the engines of healthcare running during a global crisis, and our associates worked tirelessly on the frontline, delivering critical medical supplies and products to customers and patients. We are grateful for their dedication and ingenuity.
Resilience
I’m extraordinarily proud of Alcon’s resiliency during these challenging times. The organization quickly pivoted to address our customers' needs and to position the company for success as the market started to recover. Coming out of 2020, we are a more agile and nimble company. To protect our associates, we implemented a response framework with recommended COVID-19 prevention, containment and mitigation measures. To keep supplying our customers and patients, we kept our manufacturing facilities open and built supply in anticipation of new product launches. In response to the pandemic's impact on the market, we rapidly aligned spend with sales and reduced discretionary spend by approximately $200 million in the second quarter. We also pivoted to digital technology to engage our customers and help them stay better connected to their patients. And we stayed focused on progressing our strategic priorities, which have established a foundation for Alcon as an independent company. Furthermore, through 2020, we continued to fund our innovation engine and bring products to market that enhance quality of life by helping people See Brilliantly.
Innovation
2020 was a significant year for new product launches, both in our Surgical and Vision Care franchises. Our new product launches are meeting the needs of our customers and patients and driving share growth in key segments of our business. In Surgical, PanOptix has become the leading trifocal lens for cataract surgery and is expanding our leadership in the advanced technology intraocular lens category ("AT-IOL"). Vivity, the first-of-its-kind non-diffractive extended depth of focus ("EDOF") lens, launched in Europe. In Vision Care, Precision1 is our newest silicone hydrogel ("SiHy") daily contact lens, which brings long-lasting comfort and water gradient technology to a wider base of wearers. Pataday is a family of ocular allergy products that we converted from prescription to over-the-counter ("OTC") in the US to aid the millions of Americans suffering from ocular allergies.
Completing Our Separation
2020 was a milestone year for us in advancing the complex process of standing up and separating from our former parent as an independent company. We have successfully completed the migration and installation of enterprise-wide technology. We have also implemented systems that will streamline our R&D, shorten our commercial lead-times and increase our focus on talent management. As we wind down our Transition Service Agreements with Novartis in early 2021, we will channel more energy toward creating greater value in the eye care industry.

Our financial performance in 2020 reflects strong commercial execution and the decisions we made to protect our associates and continue with our strategic investments.

iv	Alcon Annual Report 2020

Building a Strong Culture
Alcon employs 23,000+ associates across 100+ nationalities in the 75 countries we operate and we believe that it is important to build an organization that reflects the diversity of our people and the communities we serve. The events of 2020 have sharpened our commitment to nurture an inclusive environment, and we will continue to look for ways to enhance our culture to enable our associates to thrive and bring their best selves to work. We continue to make progress in reinforcing Speed & Simplicity and Ownership & Accountability, which are key to building the culture of a competitive eye care company. Our engagement surveys this year indicate we have made progress in removing barriers and supporting our teams through a period of incredible change and uncertainty.
Acting with Purpose
Last September, a patient dropped by our Johns Creek facility and asked to speak with an Alcon representative. He recently had a cataract removed and replaced with a PanOptix lens. While he had no idea who to contact at Alcon, he felt compelled to visit and express his gratitude for his newly restored vision. He shared with us how the surgery had changed his life and that he is now able to see the world from a different perspective. Moments like these remind us of the incredible responsibility we have to make a lasting impact on society.
As we recap a challenging year, our mission to help people See Brilliantly inspires us every day. Our products offer the freedom to live independently with better eyesight. With our dedication to innovation, market access, education, training, and philanthropy, we will bring the benefits of modern ophthalmology to more people.
I want to thank our associates for their unfaltering commitment, and our patients, customers and shareholders for their continued trust in Alcon.
Sincerely,
David J. Endicott
Chief Executive Officer

Our Strategic Journey
The foundation has been strengthened and we have advanced to the next phase.

AT-IOLs: PanOptix, Vivity Daily SiHy lens: Dailies Total1, Precision1 Dry Eye: Systane Ocular Allergy: Pataday	Accelerate innovation Expand markets & adjacencies New business models

Alcon Annual Report 2020	v

The Importance of Sight
Studies have shown that sight is rated as the most important of the five senses.1 Poor vision—whether due to age, disease or trauma—creates profound social and economic costs, and one survey found that a fear of blindness outranks the loss of memory, hearing or speech.2 Worldwide, approximately 2.2 billion people live with some form of visual impairment or blindness, of which 1 billion people have unaddressed vision needs, even though approximately 80% of all visual impairments are currently preventable or treatable.3,4

Eye Care: A Resilient Market
We serve a $25 billion global market that we estimate will grow 4% annually from 2019 to 2025.5 This market is underpinned by favorable megatrends: an aging population, a growing middle class, and increased interest in health and wellness. Additionally, innovation has delivered a greater quality of care, accessibility and treatment of difficult and complex diseases.
The number of people aged 60 years or older is expected to more than double by 2050 to 2.1 billion.6 Cataract incidence dramatically increases at the age of 65 years, and with the improved efficacy and safety of cataract surgery, more patients are electing for cataract removal before permanent vision loss. Retinal disease is also driven by aging and has comorbidities with diabetes, which has reached epidemic levels. Advancements in diagnostics have led to a higher discovery of retinal conditions, and, given the central role of the retina to vision, the demand for retinal surgery is expected to grow.
Furthermore, by 2050, an estimated 50% of the world will be myopic, with a significant increase in myopia among young children.8 We believe this trend will result in an increase in the number of patients who will need vision correction and ocular health products.

Sizeable opportunities with large unmet needs
	153 million	1.8 billion	1.4 billion	65 million	146 million	76 million
	with uncorrected refractive errors[9]	have presbyopia, projected to increase to 2.1 billion in 2030[3]	live with dry eye[7]	with moderate to severe vision impairment due to cataracts[3]	have diabetic retinopathy[3]	live with glaucoma[3]

See footnotes on page vii.

vi	Alcon Annual Report 2020

Certain lifestyle changes and social adaptations resulting from the COVID-19 pandemic have created some potential tailwinds for the demand for eye care. The shift to working from home has contributed to an increase in eyestrain and dry eye as consumers spend more time on digital devices. During the pandemic, consumers have managed their personal spend and focused on health and wellness, which contributed to the rebound in demand for products and services like contact lenses and refractive surgery in the second half of the year. The continued use of personal protective equipment also sparked demand for spectacle independence in order to eliminate the nuisance of fogging glasses while wearing facial masks.
In the clinic, the current environment has created the opportunity to improve workflows through digital connectivity, provide medical care virtually and simplify the customer experience. In cataract surgery, for instance, improved diagnostics, cloud data management and artificial intelligence have the potential to increase efficiency and improve decision-making and surgical outcomes. Eye surgery today requires manual diagnostics and data collection that can introduce human error and longer lead times. In the operating room, new technologies, such as heads-up visualization, improve the surgeon’s ability to navigate the anterior chamber of the eye, better manage information and facilitate real-time collaboration with the operating room staff.

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1.Enoch J, McDonald L, Jones L, Jones PR, Crabb DP. Evaluating Whether Sight Is the Most Valued Sense. JAMA Ophthalmol. 2019 Oct 3;137(11):1317–20.
2.Scott AW, Bressler NM, Ffolkes S, Wittenborn JS, Jorkasky J. Public Attitudes About Eye and Vision Health. JAMA Ophthalmol. 2016 Oct 1;134(10):1111-1118.
3.World Health Organization. World report on vision. 2019.
4.World Health Organization. World Sight Day: 10 October. 2002 Oct 10.
5.Alcon internal estimates.
6.World Health Organization. Multisectoral action for a life course approach to healthy ageing: draft global strategy and plan of action on ageing and health. 69th World Health Assembly, Geneva, 2016 April 22 (A69/17).
7.Market Scope: 2020 Dry Eye Products Market Report.
8.B. Holden, T. Fricke, et al. Global Prevalence of Myopia and High Myopia and Temporal Trends from 2000 through 2050. Ophthalmology, 2016.
9.World Health Organization. Online Q&A. 2013 Oct 7.

Alcon Annual Report 2020	vii

			Change %			Change %
($ millions unless indicated otherwise)	2020	2019	$	cc*	2018	$	cc*
Net sales to third parties	6,763	7,362	(8)	(8)	7,149	3	5
Operating (loss)	(482)	(187)	(158)	(138)	(248)	25	54
Operating margin (%)	(7.1)	(2.5)			(3.5)
Diluted (loss)/EPS ($)	(1.09)	(1.34)	19	24	(0.46)	(191)	(163)

Core results*
Core operating income	789	1,265	(38)	(35)	1,212	4	11
Core operating margin (%)	11.7	17.2			17.0
Core diluted EPS ($)	1.04	1.89	(45)	(42)	2.00	(6)	1

Cash flows from operating activities	823	920			1,140
Free cash flow*	350	367			616

Our 2020 IFRS results reflect the significant impact of the COVID-19 pandemic and the following items:
•Amortization of certain intangible assets of $1.0 billion
•Impairments of $167 million on certain intangible assets
•Separation costs of $217 million in 2020; life-to-date, separation costs were $454 million
•Transformation costs of $49 million in 2020; life-to-date, transformation costs were $101 million
•Net gain of $154 million on post-employment benefit plan amendments

Our 2019 IFRS results reflected the significant impact of the spin-off from Novartis and Swiss tax reform.

*  Constant currency (cc), core results and free cash flow are non-IFRS measures. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

viii	Alcon Annual Report 2020

Driving Growth and Outpacing the Market
We kicked off the year with strong momentum from the ongoing launches of PanOptix and Precision1, the pilot of Vivity in Europe and the US OTC switch of Pataday. However, as the initial COVID-19 outbreak began to spread in more markets, countries imposed a shutdown of most businesses and recommended the deferral of non-urgent care and demand for surgical procedures came under pressure. Order buying patterns also shifted as retailers and distributors balanced working capital needs with falling store traffic and increased online demand. As markets reopened and patient flow and traffic resumed, we experienced a significant rebound in the second half of the year. This was driven by strong demand for our new, innovative products, which outpaced the market and drove share gains that enabled the business to return to growth by the fourth quarter.
Throughout the pandemic, we kept our associates fully employed and maintained manufacturing to support our customers. We stayed engaged with our customers during this period through remote learning, digital marketing and virtual contact. The slowdown also provided an opportunity to continue the expansion of our contact lens manufacturing lines, and, as a result, we were able to establish unconstrained supply for our new products to meet the strong demand expected once markets reopened. We also collaborated with the industry to help create new safety protocols and a roadmap for reopening.
We aggressively managed our discretionary expenses and kept our structure intact to best capture the market recovery. As a result, we were able to reduce spending by nearly $200 million in the second quarter, and we postponed the initiation of our first dividend proposal to maximize liquidity. We used our strong credit profile to raise $750 million in long-term notes in May 2020 to solidify our liquidity position during an uncertain time. Our cash position enabled us to continue our separation and transformation programs and advance our SAP implementation into the final stages. The progress we have made in 2020 puts us on track to wrap up our separation process in early 2021 as planned.
These actions drove a steep recovery in both of our franchises as businesses reopened and patients returned for care. Our customer engagement strategies resulted in higher brand awareness, account conversion and adoption of innovative technologies such as AT-IOLs. Although COVID-19 exerted significant pressure on cash flow over the summer, the rebound in sales and the normalization of collection trends improved operating cash flows by the third quarter and resulted in healthy operating cash flows by year-end.

Surgical	Contact Lens

Illustrative	Illustrative

For complete details of Alcon's 2020 financial performance, consult the Consolidated Financial Statements in this Annual Report.
1.Source: Market Scope.
2.Source: GfK.

Alcon Annual Report 2020	ix

Surgical Portfolio

Implantables	Consumables	Equipment / Other

PanOptix, Alcon's trifocal AT-IOL, gained significant market share of the presbyopia-correcting category due to its recent launches in the US and Japan and its introduction in China in 2020. Vivity, a non-diffractive EDOF IOL which allows for extended range of vision and presbyopia correction with the safety profile of a monofocal IOL, was introduced in Europe, Australia and Latin America.

Alcon’s strong installed equipment base drives sales of dedicated consumables specific to our equipment. We also offer CustomPak surgical procedure packs for ophthalmic use, which allow individual surgeons to customize their products included in their pack.

Alcon provides a comprehensive offering of surgical equipment. Demand for innovative new products creates value for our existing installed base, like the Active Sentry phaco handpiece, which detects pressure in real time and communicates with the Centurion phaco system. Alcon also expanded into the diagnostic market with the introduction of the ARGOS biometer, which was well-received by our customers.

Rich Pipeline to Fuel Growth into the Future Selected Launches

Clareon with AutonoMe (Int'l) UltraSert PanOptix trifocal (Int'l) ReSTOR Toric with ACTIVEFOCUS (US) NGenuity 3D	PanOptix trifocal (US) Vivity non-diffractive PC-IOL (EU) Clareon with AutonoMe (US) ORA System with VerifEye Lynk Active Sentry Handpiece Centurion Legion ARGOS biometer	Vivity (US) New advanced IOL platforms Next generation cataract and vitreoretinal technology platforms Integrative technologies to connect the clinic to the operating room

*  A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presente

x	Alcon Annual Report 2020

Vision Care Portfolio

Contact Lenses	Ocular Health

Alcon launched Precision1 sphere in the US at the beginning of the year, and subsequently introduced Precision1 for Astigmatism in late 2020, expanding its portfolio of spherical, toric and multifocal lenses. The launch of Precision1 for Astigmatism significantly strengthens Alcon's competitive position in the daily SiHy category, one of the fastest growing segments in the market.

Alcon advanced its rollout of Systane COMPLETE regionally and expanded the brand’s offerings with the launch of Systane Ultra Multi-Dose Preservative-Free ("MDPF") in Germany. Systane MDPF is Alcon’s first entry into the fast-growing international segment of artificial tears and will build on Alcon’s dry eye leadership. Alcon also launched Pataday, our first OTC ocular allergy eye drops in the US, which has driven Alcon’s market leadership in an exciting category.

Rich Pipeline to Fuel Growth into the Future Selected Launches

AIR OPTIX plus HydraGlyde Dailies Total1 Multifocal Clear Care Plus HydraGlyde	Systane COMPLETE, Systane Hydration MDPF AIR OPTIX plus HydraGlyde (toric and multifocal lenses) Precision1 sphere Precision1 for Astigmatism Pataday Once Daily Pataday Twice Daily	Dailies Total1 for Astigmatism Pataday Extra Strength Two innovative new contact lens platforms Systane family expansion

Alcon Annual Report 2020	xi

Maximize Potential of Our Near Term Portfolio
•Reinforced Dailies Total1 as premium daily SiHy contact lens for demanding eyes
•Continued regional launch of Systane COMPLETE
•Introduced Systane Ultra MDPF in Europe

Expand Markets and Pursue Adjacencies
•Launched Precision1, the latest daily SiHy contact lens for consumers looking for longer lasting comfort at an accessible price	•Introduced PanOptix in the US, Japan and China •Increased presence in ocular allergies with the US OTC introduction of Pataday

2020 Contact Lens Market Growth[1]	PC-IOL Market Share[2]

Accelerate Innovation	Product Approvals (Major Markets)

•Introduced Vivity, the first-of-its kind non-diffractive EDOF intraocular lens, in Europe
•Launched new diagnostic and visualization technology
•Expanded market access to advanced cataract surgery with the development of Centurion Legion

Develop New Business Models	Increase Operational Efficiencies

•Developed a digitally integrated suite of tools for cataract and vitreoretinal surgery
•Transformation on track
•Implementing processes, systems and culture to drive Speed & Simplicity and Ownership & Accountability principles
•Optimizing our cost structure and reinvesting savings into R&D and marketing to drive top-line growth
•Standing up Alcon Global Service centers to deliver cross-functional services with economies of scale

1.Source: GfK.
2.Source: Market Scope.

xii	Alcon Annual Report 2020

Innovation

Alcon makes one of the largest annual R&D commitments of any eye care company, which allows us to create value for our customers and patients. Our expertise in optical design, surface chemistry, materials science and precision manufacturing has enabled us to make several breakthroughs in the field of ophthalmology and optometry, with 11 first-in-market launches this year.
For example, we developed a proprietary water gradient technology called SmartSurface, a high performing moisture layer with Precision1, which provides contact lens wearers with longer lasting end of day comfort. This moisture stability enables wearers to stay in their lenses for a longer period of time. Our expanded manufacturing platform enables us to leverage this expertise by designing contact lenses with differentiated value propositions, especially for toric and multifocal needs.

We also improved our innovation stage-gate process by aligning our R&D, manufacturing and commercial teams, shortening lead times for product development and supporting future launches with inventory to maximize success. As part of effective life cycle management, we are increasing the integration of sustainability into product design.
Our specialization in eye care also gives us a perspective into new and emerging needs and where new technologies can address them. For example, we launched our new ARGOS biometer with Alcon’s proprietary Image Guidance System this year. ARGOS reduces patient contact time with faster scanning speeds, and its integrated planning solution reduces the time and error typically involved in the manual transmission of diagnostic data throughout the clinic.
ARGOS will be a cornerstone of Alcon’s upcoming Digital Health Suite. Alcon also continues to make solid progress piloting its SMART Suite, designed exclusively for ophthalmology. The SMART Suite seamlessly connects devices and data systems from the clinic to the operating room, helping increase simplicity, efficiency and precision for optimal surgical outcomes.
Innovation remains our highest capital priority and continues to generate strong returns while strengthening our position as the leader in eye care.

Alcon Annual Report 2020	xiii

COVID-19
We are proud of the agility and resilience of our organization, which has enabled us to deliver on our commitments to our customers and patients and preserve our path for long-term value creation. Summarized in the table below are the actions we’ve taken and the results from our strong management of the business during a global health crisis.

Financial Results
•The impact of COVID-19 and government mandates on eye care practices made it challenging for us to meet annual targets established prior to the pandemic.
•Sales performance saw a significant improvement in the second half of 2020 due to strong execution and category outperformance of the market.
•Core operating margin* improved in the second half of 2020 due to a strong sales recovery, expense discipline and product flow.
•Free cash flow* improved in the second half of 2020, driven by an improvement in sales and collections as well as lower capital spending.
•Progress in the separation from our former parent puts Alcon on track to complete the process by early 2021. We also advanced the implementation of our transformation program. Both are key to standing up Alcon as an independent company and unlocking long-term operating margin improvement.

Business Continuity
•We executed mitigation plans to secure critical materials and minimize supply chain disruption during COVID-19. Better demand forecasting and the use of enterprise-wide systems (e.g., SAP) and procedures helped us maintain strategic inventory reserves for key products and new launches.
•We maintained financial flexibility with cost measures reducing nearly $200 million of discretionary spend in the second quarter and by postponing our first dividend proposal to 2021. Our credit rating enabled a successful bond offering which raised $750 million in long-term notes in May 2020.
•We continued our progress in R&D, helping secure an innovation pipeline critical for long-term value creation.

Protect our Associates
•We maintained full employment and did not furlough associates and maintained pay levels notwithstanding the significant reduction in manufacturing volumes and sales.
•Under the supervision of the Alcon Crisis Management team, global health and safety protocols, such as mandatory temperature checks, use of personal protective equipment, social distancing and capacity restrictions were implemented across all office and manufacturing sites.

Serve our Customers and Communities
•We collaborated with the industry to develop new safety protocols and patient workflow strategies to enable practitioners and patients to stay safe.
•We created a new COVID-19 resource center to provide US customers with information about governmental economic relief programs and telehealth billing updates, and to provide access to educational content and other practice resources.
•We accelerated digital training and engagement through Alcon Experience Academy.
•We donated ophthalmic equipment, vision care products and personal protective equipment to support frontline workers during the pandemic.
•We promoted the safe use of contact lenses, dry eye management and online fulfillment supported eye care during the pandemic.

Align with Shareholders
•Capital allocation in organic investments has resulted in the successful launch of new products such as PanOptix, Precision1 and Pataday and subsequent market share gains in their respective categories.
•Alcon’s stock ended the year +17% in the NYSE and +7% in the SIX markets, outperformed direct competitors' stock by 1700 basis points and maintained healthy valuation levels in a volatile market.

* A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

xiv	Alcon Annual Report 2020

Corporate Citizenship
Our passion for responsible corporate citizenship is demonstrated through our associate and philanthropic initiatives, and our response to COVID-19 exemplifies this commitment. As the public health crisis grew in scale, we acted decisively to protect our associates with new safety protocols while our teams mobilized the manufacture and donation of personal protective equipment and hand sanitizer to frontline workers. Since the start of the pandemic, we have intensified our efforts to support communities needs in hunger, health and hygiene.
Each year, the Alcon Foundation supports programs that sit at the intersection of our purpose and communities in need. We support organizations and efforts that focus on training eye care teams and providing eye care services to underserved citizens in communities around the world. Good vision is essential to quality of life, and we will continue to lend our expertise to increase access to eye care.

Shareholder and Board Engagement

2019 Earnings Filed Swiss Annual Report Published Say-on-Pay Report	2020 Annual General Meeting; closed format due to pandemic Raised $750 million long-term bonds	1st Corporate Responsibility Report published Outreach to ESG investors and rating agencies Associate communications	Fall governance outreach, engaged with investors representing 25% of Alcon ownership	Feedback from fall governance outreach relayed to the Board Performance evaluation, target setting, compensation planning

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xvi	Alcon Annual Report 2020

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